

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2025

Datuk Dr. Doris Wong
Chief Executive Officer
Cyclacel Pharmaceuticals, Inc.
Level 10, Tower 11, Avenue 5, The Horizon
Bangsar South City, No. 8, Jalan Kerinchi, 59200
Kuala Lumpur, Malaysia

> **Re: Cyclacel Pharmaceuticals, Inc.**
> **Draft Registration Statement on Form S-4**
> **Submitted on June 16, 2025**
> **CIK No. 0001130166**

Dear Datuk Dr. Doris Wong:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Debbie A. Klis, Esq.